UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                              DELCATH SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24661P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Robert Ladd                                 Robert G. Minion, Esq.
     Laddcap Value Advisors LLC                      Lowenstein Sandler PC
     650 Fifth Avenue, Suite 600                     65 Livingston Avenue
     New York, New York 10019                        Roseland, New Jersey  07068
     (212) 259-2070                                  (973) 597-2424
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SCHEDULE 13D AMENDMENT NO. 7 IS BEING FILED SOLELY TO REVISE AND CORRECT TRADE INFORMATION REPORTED IN THE TABLE SET FORTH IN ITEM 5 OF SCHEDULE 13D AMENDMENT NO. 6 FILED BY ROBERT LADD WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2006.


Cusip No.      24661P104
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Robert Ladd
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                     7) Sole Voting Power:           1,958,991*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:      1,958,991*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,958,991*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):      10.0%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):      IN
--------------------------------------------------------------------------------
* Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"), is the record holder of 1,958,991 shares of the common stock, par value $0.01 per share (the "Shares"), of Delcath Systems, Inc. (the "Company"). Robert Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of April 27, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 1,958,991 Shares, or 10.0% of the Shares deemed issued and outstanding as of that date.

THIS SCHEDULE 13D AMENDMENT NO. 7 IS BEING FILED SOLELY TO REVISE AND CORRECT TRADE INFORMATION REPORTED IN THE TABLE SET FORTH IN ITEM 5 OF SCHEDULE 13D AMENDMENT NO. 6 FILED BY ROBERT LADD WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2006.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Notice of Annual Meeting of Stockholders on Form 14A, as filed with the Securities and Exchange Commission on April 24, 2006, there were 19,541,674 Shares issued and outstanding as of April 17, 2006. As of April 27, 2006, Laddcap is the holder of 1,958,991 Shares. Robert Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of April 27, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 1,958,991 Shares, or 10.0% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions in Shares by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction) during the sixty days on or prior to April 27, 2006:

          Date           Quantity of Shares      Transaction     Price per Share
          ----           ------------------      -----------     ---------------
     March 14, 2006            10,000               sale               $4.15
     March 14, 2006            20,000               sale               $4.10
     March 15, 2006            48,500               sale               $4.23
     March 15, 2006             1,000             purchase             $4.35
     March 15, 2006               200             purchase             $4.37
     March 15, 2006             5,800             purchase             $4.38
     March 15, 2006             2,000             purchase             $4.39
     March 15, 2006            12,000             purchase             $4.40
     March 15, 2006            15,000             purchase             $4.43
     March 16, 2006            10,000             purchase             $4.28
     March 17, 2006             1,000             purchase             $4.38
     March 17, 2006             1,500             purchase             $4.39
     March 17, 2006             3,475             purchase             $4.40
     March 17, 2006             4,500             purchase             $4.41
     March 17, 2006             1,000             purchase             $4.42
     March 20, 2006             5,950             purchase             $4.35
     March 20, 2006               100             purchase             $4.39
     March 20, 2006               475             purchase             $4.40
     March 20, 2006             1,000             purchase             $4.41
     March 23, 2006               500             purchase             $4.31
     March 23, 2006               500             purchase             $4.32
     March 29, 2006             1,300             purchase             $4.40
     March 29, 2006               600             purchase             $4.41
     March 29, 2006               600             purchase             $4.43
     March 29, 2006               700             purchase             $4.44
     March 29, 2006            12,100               sale               $4.53
     March 30, 2006               700             purchase             $4.33
     March 30, 2006               700             purchase             $4.35
      April 3, 2006             2,000             purchase             $4.48
      April 3, 2006               100             purchase             $4.51

      April 3, 2006               100             purchase             $4.52
      April 3, 2006             1,000             purchase             $4.54
      April 3, 2006               100             purchase             $4.55
      April 3, 2006            12,000             purchase             $4.56
      April 3, 2006               100             purchase             $4.57
      April 3, 2006             4,200             purchase             $4.58
      April 3, 2006             1,400             purchase             $4.59
      April 3, 2006            10,600             purchase             $4.60
      April 4, 2006            25,000             purchase             $4.35
      April 5, 2006            10,000             purchase             $4.35
      April 6, 2006             1,000             purchase             $3.91
      April 6, 2006             2,000             purchase             $3.92
      April 6, 2006             1,000             purchase             $3.97
      April 6, 2006             1,000             purchase             $3.98
     April 17, 2006            22,000             purchase             $3.82
     April 21, 2006             4,461             purchase             $4.25
     April 21, 2006               930             purchase             $4.29
     April 21, 2006               300             purchase             $4.30
     April 21, 2006               200             purchase             $4.31
     April 21, 2006             1,000             purchase             $4.45


          Except as set forth above, there were no other transactions in Shares or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof during the sixty days on or prior to April 27, 2006.


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           May 24, 2006


                                           /s/ Robert Ladd
                                           ------------------------------------
                                           Robert Ladd, in his  capacity as the
                                           managing  member  of  Laddcap  Value
                                           Associates LLC, the general  partner
                                           of Laddcap Value Partners LP


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).